22 February 2023 2022 Full Year Results Ulaanbaatar, Mongolia EXHIBIT 99.2

Cautionary and supporting statements ©2023, Rio Tinto, All Rights Reserved 2 This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Production Targets The estimated average production of ~500ktpa copper and ~330kozpa gold for the years 2028-2036 referenced on slides 20, 22 and 33 are underpinned as to 13% by Proved Ore Reserves and 87% by Probable Ore Reserves. The estimated average production of ~340ktpa copper and ~360kozpa gold for the years 2023-2027 referenced on slide 33 are underpinned as to 27% by Proved Ore Reserves and 73% by Probable Ore Reserves. The estimated average production of ~290ktpa copper, ~260kozpa gold and ~1,710kozpa silver for the estimated reserve life of approximately 30 years referenced on slide 33 are underpinned as to 26% by Proved Ore Reserves and 74% by Probable Ore Reserves. These production targets are stated as recovered metal and have been scheduled from current mine designs for the Oyu Tolgoi underground and open pit mines by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and the Covid-19 pandemic. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict and the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward- looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Jakob Stausholm Chief Executive Pilbara, Western Australia 3

©2023, Rio Tinto, All Rights Reserved 4 Strong financials Underlying ROCE Free cash flow Dividends paid 25% 9.0 11.7 Capital expenditure 6.8 2020 – 2022 2022 32%1 36.1 33.2 20.3 Underlying earnings 13.347.1 Taxes & government royalties2 8.429.2 $bn, except where stated 1Average over period | 2Taxes and government royalties in respect of underlying earnings in the period

# Building an even stronger Rio Tinto

## Investing in the health of existing business

### All-injury frequency rate

**0.40**

Safety remains our top priority

### Asset health

Safe Production System, greater stability, stronger maintenance practices

### Building a thriving culture

Creating a safe, respectful and inclusive workplace

Empowering workforce, becoming less risk averse

### Strengthening our social licence

Western Range – first co-designed mine. New agreements in place to deliver better outcomes for Indigenous peoples

## Shaping our portfolio for the future

### Oyu Tolgoi

TRQ acquisition; 27 drawbells achieved, sustainable production in Q1

### Rincon

Progressing small-starter battery-grade lithium carbonate plant and early works

### Simandou

Non-binding term sheet signed to progress co-development of infrastructure; high-quality iron ore essential for green steel

### Portfolio alignment

Rhodes Ridge - underpinning the Pilbara's competitive position for decades to come

Cortez royalty and Roughrider divestments

**Second highest ordinary dividend ever and strengthening future dividend potential**

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Peter Cunningham Chief Financial Officer 6 Yarwun Alumina Refinery, Queensland

Solid results against all-time highs in 2021 ©2023, Rio Tinto, All Rights Reserved $bn, except where stated 2022 2021 2020 vs 2021 vs 2020 Consolidated sales revenue 55.6 63.5 44.6 -13% +25% Underlying EBITDA 26.3 37.7 23.9 -30% +10% Underlying earnings 13.3 21.4 12.4 -38% +7% Net earnings 12.4 21.1 9.8 -41% +27% Underlying ROCE 25% 44% 27% Cash flow from operations 16.1 25.3 15.9 -36% +2% Capital expenditure 6.8 7.4 6.2 -9% +9% Free cash flow 9.0 17.7 9.4 -49% -4% Total dividend 8.0 16.8 9.0 -52% -11% Total dividend per share ($) 4.92 10.40 5.57 -53% -12% Net (debt)/cash (4.2) 1.6 (0.7) 7Iron Ore Company of Canada

Significant headwinds from costs and price in the second half Iron Ore1 (-25% YoY) Aluminium3 (+9% YoY)Copper2 (-6% YoY) Realised pricing H1 H2 Delta Iron ore ($/dmt) 121 94 -22% Copper (c/lb) 447 362 -19% Aluminium raw materials $/t index price H1 H2 Delta Coal tar pitch 1,103 1,476 +34% Petroleum coke 695 719 +3% 1Monthly average Platts (CFR) index for 62% iron fines | 2Average LME price | 3Average LME price. MWP = US Midwest premium | 4LME plus all-in premiums (product and market) | YoY = change in annual average price. Source: Rio Tinto Market Analysis, LME, S&P Global, CRU NA 0 50 100 150 200 250 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 Iron ore (US$/dmt) FY Average 0 150 300 450 600 750 900 1050 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 LME Aluminium ($/t) FY Average MWP (RHS) 200 250 300 350 400 450 500 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 Price (c/lb) FY Average 8©2023, Rio Tinto, All Rights Reserved Realised pricing H1 H2 Delta Aluminium ($/t)4 3,808 2,870 -25%

37.7 26.9 26.3 (8.1) (3.5) Continued tight focus on controllables ©2023, Rio Tinto, All Rights Reserved 9 Prices 0.8 Subtotal 0.6 (0.5) (0.9) 0.1 Underlying EBITDA $bn External $10.8bn Controllables $0.7bn 1Iron ore includes Pilbara, portside trading and IOC | 2Aluminium includes alumina and bauxite | 3Inflation variance of -$1.5bn comprises general inflation (-$1.2bn), inflation on closure and remediation provisions (-$0.2bn) and included in Aluminium raw materials (-$0.1bn) | 4Gudai-Darri increased workforce to support ramp up and targeted investments in Pilbara pit health and system reliability | 5Total impact of the change in operating unit cash costs of ($2.2bn) comprises aluminium raw materials ($0.8bn), Pilbara investment ($0.5bn) and Other ($0.9bn) Iron ore1 -9.2 Copper -0.7 Aluminium2 +0.9 Other +0.9 Kitimat -0.3 Investment in Simandou & Battery Minerals -0.2 Non-cash +0.2 Other +0.4 Energy - Diesel -1.2 -0.9 Aluminium raw materials -0.8 General inflation -1.2 Inflation on closure & remediation provisions -0.2 Fixed cost inefficiencies -0.5 Other cost increases5 -0.4 2022 Underlying EBITDA 2021 Underlying EBITDA Exchange rates Inflation3 & Market driven Volumes & mix Pilbara investment4,5 Other unit cost increases5 Non-cash costs/other

# Resilient product group financials: well positioned for 2023

| $bn, except where stated | Iron Ore<br>Turning a corner operationally | vs 2021 | Aluminium<br>Margin compression in the second half | vs 2021 | Copper<br>Investing in growth | vs 2021 | Minerals<br>Resilient portfolio | vs 2021 |
|---|---|---|---|---|---|---|---|---|
| Underlying EBITDA[3] | **18.6** | **-33%** | **3.7** | **-16%** | **2.4** | **-40%** | **2.4** | **-7%** |
| EBITDA margin[1,2] | **68%** | **-8pp** | **29%** | **-9pp** | **49%** | **-10pp** | **40%** | **-3pp** |
| Capex | **2.9** | **-26%** | **1.4** | **+6%** | **1.6** | **+22%** | **0.7** | **+5%** |
| Free cash flow | **11.0** | **-27%** | **1.7** | **-27%** | **(0.3)** | **-120%** | **0.8** | **+7%** |
| ROCE[2,3] | **62%** | **-38pp** | **10%** | **-6pp** | **6%** | **-8pp** | **22%** | **+1pp** |
| Performance | – Operational records achieved; healthy stock levels<br>– Lower pricing (Platts -25%) driving lower EBITDA<br>– Continued focus on controllable costs in inflationary environment | | – Kitimat and Boyne recovery progressing with full ramp-up in 2023<br>– Sharp price decrease in the second half (-25%), combined with rising input costs led to a significant margin squeeze and 72% reduction in EBITDA HoH | | – Anticipated decrease in gold sales at Oyu Tolgoi and raw materials inflation impacted EBITDA<br>– Average realised price decreased 5% in conjunction with negative provisional pricing (-$175m) | | – Safe Production System delivering operational improvements at IOC<br>– Strong markets for $TiO_2$ and borates<br>– Lower EBITDA due to weaker pricing for iron ore, inflationary pressures and higher cash costs | |

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[1]The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue. Aluminium is defined as integrated operations EBITDA margin | [2]Copper and Minerals defined as product group operations | [3]Copper includes Oyu Tolgoi underground

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China consumption show signs of rebounding although economy remains volatile Looking ahead - physical markets remain tight ©2023, Rio Tinto, All Rights Reserved 11 Metal global reported inventories as days of consumption2 1Indexed to Jan 2022 | 2Consumption on 12-months rolling basis. Copper stocks comprising of China bonded warehouse, COMEX, SHFE, LME, Aluminium stocks comprising of Japan Port Stocks, LME, COMEX, SHFE, China social inventories | Source: Market Analysis, Fastmarkets, S&P Global, COMEX, SHFE, LME, WIND, CRU Key commodity price performance1 0 1,000 2,000 3,000 4,000 5,000 0 20,000 40,000 60,000 80,000 100,000 Oct-22 Nov-22 Dec-22 Jan-23 k sqmunits Passenger car sales(4-weeks MA) Property sales (RHS) 60 80 100 120 140 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23 Aluminium Iron Ore Copper 0 5 10 15 20 25 Jan-20 Jan-21 Jan-22 Jan-23 Aluminium Copper – Commodity prices found some support in recent months, albeit still lower than at the start of last year – China policy stance has pivoted to pro-growth, with zero- COVID in rear view and the country’s reopening providing economic recovery in Q2, although volatility still expected in Q1 – Inflationary pressures alleviating going into 2023 with easing pressure on supply chains and lower gas prices, although direct flow through to the cost base will take time – Global base inventories at low levels. Metal markets tight and risk of supply disruptions persist. Contraction in seaborne iron ore supply led to stock drawdown at Chinese ports and mills

– To offset ongoing depletion and add some growth during 2023: – Gudai-Darri to reach nameplate capacity on a sustained basis – Delivery of up to 5Mt production uplift from Safe Production System – Entered 2023 with healthy system inventories including strong blasted stocks, mine and port stocks – Management of cultural heritage sites and engagement with Traditional Owners continues – 2023 shipments guidance of 320 to 335Mt remains subject to weather, market conditions, progressing the ramp-up from new mines and management of cultural heritage Pilbara iron ore: finished the year with strong momentum Mine production ranges by quarter1 (2019 to 2022, Mtpa) 260 280 300 320 340 360 Q1 Q2 Q3 Q4 2022 2022 2022 2022 1Minimum and maximum range is based on annualised quarterly figures for the period 2019-2022©2023, Rio Tinto, All Rights Reserved 12

# Safe Production System underpins improvements across safety, people and productivity

| | Kennecott concentrator | IOC concentrator | Amrun fixed plant |
|---|---|---|---|

## Safety

Practices and training have improved safety* performance

*AIFR measured at the asset



**Kennecott concentrator — AIFR**

**33%** improvement compared to 2021

**IOC concentrator — AIFR**

**40%** improvement compared to 2021

**Amrun fixed plant — AIFR**

**29%** improvement compared to 2021

## People

Our measure of engagement over bi-annual surveys show significant improvements in empowerment across lighthouse sites



**Kennecott concentrator — Employee Satisfaction**

**6%** improvement compared to the rest of the site. Strongest in empowerment and inclusion

**IOC concentrator — Employee Satisfaction**

**5%** improvement compared to the rest of the site across collaboration, empowerment and resources

**Amrun fixed plant — Employee Engagement**

**64%** improvement compared to the rest of the site in employee participation in the people survey

## Productivity

SPS supports operating time by addressing asset stability and availability



**Kennecott concentrator — Operating Rate**

(quarterly – higher = improvement)


Deployment Start
2021
2022
2023
↑ 4%[1]
4%[2]

**IOC concentrator — Operating Variability**

(quarterly – lower = improvement)


Deployment Start
2021
2022
2023
↓ 7%[1]
70%[2]

**Amrun fixed plant — Operating Time**

(quarterly – higher = improvement)


Deployment Start
2021
2022
2023
↑ 12%[1]
16%[2]

[1]Absolute change – from deployment start date (data excludes shipping constraints) | [2]Improvement change – from deployment start date (data excludes shutdowns & shipping constraints)

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Replicating the successes across our assets ©2023, Rio Tinto, All Rights Reserved 14 Priorities in 2023: - Going deeper at existing sites where we have already deployed to increase sustainable impact - New impact driven deployments - Focus on improving asset health and performance to stabilise production variability Product Group Total sites1Actual sites 2023 target Iron Ore 7 2 to 6 9 to 13 Aluminium 7 1 8 Copper 1 0 1 Minerals 1 1 2 Total 16 4 to 8 20 to 24 - Identify key Kaizens (problem solving opportunities) to address high-priority improvements, with replication across Rio Tinto - Upskill our people through training programmes 143 eligible sites across Rio Tinto

We will continue to invest consistently through the cycle ©2023, Rio Tinto, All Rights Reserved 15 Further cash returns to shareholders Compelling growth2 Essential capex Integrity, Replacement, Decarbonisation01 Ordinary dividends 40-60% of underlying earnings on average through the cycle1 02 Iterative cycle of…03 3.1 5.2 5.3 6.2 7.5 12.8 8.0 1.0 1.5 4.0 2021 20222019 2020 2.0 1.8 1.3 5.3 202220212019 2020 1Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders | 2Includes acquisitions of Turquoise Hill Resources and Rincon Lithium, growth capex and E&E spend 2020 3.5 2016 2017 2018 2.1 2.7 202220212019 4.1 5.2 6.8 6.2 Pilbara replacement Sustaining Other replacement Decarbonisation 20222016 20192017 2018 20212020 Declared basis

# Investment in compelling growth in 2022


Turquoise Hill Resources acquisition $3.0bn[1]
~56%
Oyu Tolgoi underground $0.5bn
~9%
Rincon Lithium acquisition $0.8bn
~16%
Exploration and evaluation on Li, Cu, Fe $0.9bn (expensed), $0.1bn (capitalised)
~19%
$5.3 billion
investment in value-add growth in 2022

- **Significant investments in growth[2]** in 2022 with the acquisition of Rincon and the purchase of non-controlling interest in Turquoise Hill Resources
- **In 2023, we expect our share of capital investment to be around $8bn (previously $8 to $9bn),** including growth capital of around $2bn, depending on the ramp-up of spend at Simandou
- **In 2024 and 2025, this rises to $9 to $10bn per year,** including the ambition to invest up to $3bn in growth per year, depending on opportunities

©2023, Rio Tinto, All Rights Reserved

[1]Cash consideration of approximately $3.0 billion was paid in December 2022. Includes transaction costs | [2]M&A is in addition to growth capex

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Disciplined approach is unchanged, we intend to maintain it throughout the cycle Balance sheet strength is an asset. Offers resilience and creates optionality Principles-based approach to anchor balance sheet around a single A credit rating Moody’s: A2 (stable), S&P: A (stable) No net debt target Our financial strength allows us to simultaneously: Reinvest for growth (up to $9-10bn per year in total capex depending on opportunities) Accelerate our own decarbonisation ($7.5bn to 2030, long term contracts + other indirect investment) Continue to pay attractive dividends in line with our policy (consistent seven-year track record) Balance sheet remains strong ©2023, Rio Tinto, All Rights Reserved 17 $bn 2022 2021 2020 Net cash generated from operating activities 16.1 25.3 15.9 Capital expenditure 6.8 7.4 6.2 Dividends paid 11.7 15.4 6.1 Net (debt)/cash (4.2) 1.6 (0.7) Cash and liquid resources 8.8 15.2 12.9 Revolving credit facility (5 year maturity) 7.5 7.5 7.5 Net debt (cash)/Underlying EBITDA 0.16x -0.04x 0.03x Gearing 7% -3% 1% Weighted average debt maturity 11 yrs 11 yrs 9 yrs

0 10 20 30 40 50 60 70 80 90 100 2016 2017 2018 2019 2020 2021 2022 2016-2022 Ordinary dividend Additional return Attractive dividends remain paramount ©2023, Rio Tinto, All Rights Reserved 18 – $3.7bn of dividends declared for H2, bringing the full year to $8.0bn – Second highest full year ordinary dividend ever - a 60% payout, in line with our policy – Consistent seven-year track record of shareholder returns – 60% average payout on ordinary dividend over the past seven years – Total payout ratio has averaged 72% over the past seven years Shareholder returns1 of 40-60% of underlying earnings on average through the cycle Payout ratio (%) 1On a declared basis, excluding divestment proceeds returned to shareholders

Oyu Tolgoi underground, Mongolia 19 Bold Baatar Chief Executive, Copper

# Oyu Tolgoi at an inflection point

**2022**

**Relationship reset and commenced undercut**

**First drawbell**

**TRQ acquisition**

**2023**

**Over 90% of Conveyor to Surface complete** (commissioning 2024)

**Sustainable Production (Q1) and commencement of underground production**


APEX LEVEL
UNDERCUT LEVEL
EXTRACTION LEVEL
HAULAGE LEVEL

**1.5km of sinking for Shafts 3 and 4** (commissioning 2024)

**50% of concentrator conversion completed**





**Approval of the Feasibility Study (OTFS23)**

**2024**

**4th largest** copper-gold mine by 2030[1]; first quartile of Cueq[2] cost curve

Panel 0 **27 drawbells fired**, Sustainable Production brought forward to Q1

Estimated average production **~500ktpa Cu & ~330kozpa Au** 2028-2036[3]

Industry leading **safety performance** and water intensity ($0.4m^3/t$), studies for net zero by 2040

**World leading** cave monitoring, data collection and analysis systems

**Best-in-class** block caving technical expertise (Geotechnical Review Board)

[1]Source: Wood Mackenzie Dec 2022, based on production from committed projects | [2]Cueq = copper equivalent | [3]Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20). Remains subject to study work for Panels 1 and 2 (which are required to support the ramp-up to 95,000 tonnes of ore per day) which is expected to be completed in the first half of 2023. See supporting statements on slide 2

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Committed to long-term partnership in Mongolia ©2023, Rio Tinto, All Rights Reserved 21 January 2022 agreement delivered opportunity to reset relationship and commitment to continued dialogue and partnership Mongolia remains highly prospective for resources, with a young talented population Workforce of ~20,000 with 97% Mongolian and average age 28 500+ national suppliers and ~$15bn spent in-country since 2010 Made in Mongolia campaign of local suppliers and continued growth in Rio Tinto Mongolia Business and Support Centre delivering innovative group-wide shared services Investment in long term Mongolian development – $50m in South Gobi Town Development - Khanbogd Oyu Tolgoi Catalyst Fund starts major projects in local community Pro-FDI country focused on long- term development principles, including New Economic Revival Policy

# Ambition to double volumes

## Our ambition is to double annual Copper output by end of decade, enabled by significant long-life R&R



Today[1]
Brownfield Expansion
Greenfield Projects
Total Organic Growth
Upside
Potential

## We have an interest in 2 of top 5 Copper assets globally by 2030[2]

| | Mine | Country |
|---|---|---|
| **1** | **Escondida** | **Chile** |
| 2 | Grasberg | Indonesia |
| 3 | Collahuasi | Chile |
| **4** | **Oyu Tolgoi** | **Mongolia** |
| 5 | Cerro Verde | Peru |

- **Well endowed long-life asset portfolio**
- Growth pathway includes **Kennecott expansion, Resolution** and **Winu** with upside
- **OT volumes to reach ~500ktpa** within the decade[3]
- **Well positioned to support US energy transition and supply growing demand for copper**
  - **Kennecott expansion pathways** (underground and open pit)
  - Revival of US legacy, **Resolution** in established Arizona copper triangle
  - **1 of only 2 operating smelters in the US**
- **Escondida** is the world's largest copper mine with brownfield options
- **Nuton bioleaching** could unlock substantial volumes with ~80% recoveries

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[1]Represents 2022 production as disclosed in the Rio Tinto Q4 Operations Review, 17 January 2023, with Oyu Tolgoi adjusted to 100% volumes. Escondida at RT share 30% | [2]Source: Wood Mackenzie Dec 2022, based on production from committed projects | [3]Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20). Remains subject to study work for Panels 1 and 2 (which are required to support the ramp-up to 95,000 tonnes of ore per day) which is expected to be completed in the first half of 2023. See supporting statements on slide 2

22

Rincon Lithium, Argentina 23 Jakob Stausholm Chief Executive

Framework for a stronger Rio Tinto ©2023, Rio Tinto, All Rights Reserved 24 Our values Our strategy Care Courage Curiosity Our purpose Finding better ways to provide the materials the world needs Growing in materials enabling the energy transition Ambition to double investment in growth Help our customers decarbonise Developing products and technologies Decarbonise our assets 50% reduction in our emissions to 2030 Excel in development Best operator Impeccable ESG

# Continuing our journey in 2023

## People and Operations

- Accelerate our culture journey
- Deliver production safely
- Strengthen operational stability
- Invest in asset health
- Improve people engagement
- Deepen relationships with communities and Traditional Owners

## Portfolio

- Commence and ramp up Oyu Tolgoi underground
- Build Simandou
- Progress Resolution and Jadar
- Deliver Rincon Lithium starter plant
- Explore critical minerals in our resources
- Value chain partnerships
- Opportunity generation

## Decarbonisation

- ELYSIS™ industrial scale pilot
- Queensland smelter repowering
- 230MW of solar in Pilbara
- BlueSmelting™ demonstration plant
- Renewable diesel trial at Boron
- Drive technology – electric steam generation and thermal storage
- Mature pipeline of projects



Ranger Mine Water Treatment, Australia

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Outlook underpins a stronger Rio Tinto for the long term ©2023, Rio Tinto, All Rights Reserved 26 0 20 40 60 80 100 120 140 160 Energy Transition demand Traditional demand 1Growth and carbon projections from Rio Tinto Group scenarios (11% per annum decline in CO2 emissions based on 2021-49 period in net zero by 2050 pathway). Trade interventions from Global trade alert database | 2Copper equivalent demand uses average annual prices from 2017-21 with finished steel demand in iron ore equivalent units. Energy Transition demand calculated on a gross basis. Based on Rio Tinto’s Competitive Leadership scenario. The contribution to growth is based on a net basis, for example, electric vehicles generate incremental demand for copper but actually contain less steel than internal combustion engines | 3Recycling share of total demand is currently higher due to the existing traditional use of nickel in industry and then declines as battery demand grows faster than recycling ELYSISTM AP60 Oyu Tolgoi Kennecott Resolution Western Range Simandou Rhodes Ridge Rincon Other lithium Total commodity demand by 20352 Our future options Steel (Fe units) Lithium, nickel and cobaltAluminium Copper Total demand to grow by ~70% by 2035 from 2021 levels, or 3.7% CAGR with demand uplift from Traditional and Energy Transition broadly equal Key drivers of global economy1 Climate Growth Security of supply 1.8-3.2% pa over 2021-50 Trade interventions up ~9x from 2009 0.8-11% pa decline to 2050 Copper Aluminium High- quality iron ore Lithium Winu NutonTM

Appendices Full year results 2022 ©2023, Rio Tinto, All Rights Reserved 28

Markets ©2023, Rio Tinto, All Rights Reserved 29

Iron ore market tighter than perceived in 2022 ©2023, Rio Tinto, All Rights Reserved 30 Iron Ore1 (-25% YoY) Seaborne Iron Ore supply run rate (Mt annualised2) $/dmt 0 50 100 150 200 250 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 Iron ore (US$/dmt) FY Average 1200 1250 1300 1350 1400 1450 1500 1550 1600 1650 1700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5yr Range 2021 2022 5yr Avg. 1Monthly average Platts (CFR) index for 62% iron fines | 2Total seaborne suppliers annualised, reported at 100% | YoY = change in annual average price Sources: Rio Tinto Market Analysis, NBS, Kpler, S&P Global China’s crude steel production (Mt annualised) – 2022 was the first year since the beginning of the COVID-19 pandemic during which steel demand in China and the rest of the world contracted simultaneously. Nevertheless, iron ore price support emanated from disruptions to seaborne supply and scrap availability in China – China’s steel demand and production declined by -5% YoY and -4% YoY respectively, but with scrap availability and consumption -12% lower YoY, hot metal output remained largely unchanged close to 880Mt (-1% YoY) – China’s 2022 iron ore imports remained effectively unchanged YoY at almost 1.2Bt, while port inventories were drawn down from 155Mt to 131Mt during the year – Meanwhile, iron ore supply trended below its 2021 and 5-year average levels during most of 2022, due to extreme rainfall in Brazil during Q1, the war in Ukraine, and India’s decision to impose export duties. The major iron ore producers shipped 1.13Bt of iron ore (unchanged YoY), but the remainder of seaborne supply declined -13% YoY, bringing total iron ore exports down - 3.2% YoY 800 850 900 950 1000 1050 1100 1150 1200 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr Range 2021 5 Yr avg 2022

Price support for aluminium, copper and TiO2 ©2023, Rio Tinto, All Rights Reserved 31 1Average LME price. MWP = US Midwest premium | 2Average LME price | YoY = change in annual average price Sources: Rio Tinto Market Analysis, CME, LME, Mysteel, S&P Global, TZMI 0 150 300 450 600 750 900 1050 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 LME Aluminium ($/t) FY Average MWP (RHS) Aluminium1 (+9% YoY) 200 250 300 350 400 450 500 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 Price (c/lb) FY Average Copper2 (-6% YoY) 600 700 800 900 1,000 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 CP Slag ($/t) FY average TiO2 (chloride slag) (+19% YoY) – Aluminium demand growth slowed in H222, first in Europe and Asia, then North America later in the year. However, Chinese aluminium export growth slowed from +34% YoY in H1, to +3% YoY in H2 – Aluminium production increased by 2% in 2022, driven by 4% growth in China. But low hydropower generation forced smelter cuts in southern China, resulting in a QoQ decline in Q4 output – Global reported inventories declined substantially in 2022. The market tightness is very clear in the US, where the Midwest premium has now rallied by over 50% from the Q4 low – Copper consumption held up as weakness in residential property was compensated for by strength in EVs, renewables and non-residential construction – Supply disruptions persisted in 2022, mainly from Latin America, limiting supply growth – Visible stocks fell to historically low levels and will require rebuilding in coming years after market deficits – Investors increased their copper position through H2 – TiO2 feedstock price appreciation supported by low inventories and tight supply through 2022 – Demand for TiO2 products was impacted by a weakening macro environment over the second half. This resulted in sales volume declines for pigment producers in North America and Europe – TiO2 feedstock supply growth has been moderate despite rising prices

Other financials ©2023, Rio Tinto, All Rights Reserved 32

# Oyu Tolgoi: Financial modelling

| | |
|---|---|
| **Ownership** | 66% Rio Tinto, 34% Government of Mongolia |
| **Accounting treatment** | 100% consolidation of headline production (from 1 Jan 2023), sales revenue and underlying EBITDA<br>Project finance included in Rio Tinto net debt |
| **Project capex** | $7.06bn (100% consolidated)<br>Includes Shafts 3 and 4, Primary Crusher 2 and Concentrator conversion |
| **Production[1]** | ~340ktpa copper average 2023 - 2027<br>~500ktpa copper average 2028 - 2036<br>~290ktpa copper average over ~30 year reserve life |
| **By-products[1]** | ~360kozpa gold average 2023 - 2027<br>~330kozpa gold average 2028 - 2036<br>~260kozpa gold and ~1,710kozpa silver average over ~30 year reserve life |
| **C1 unit costs (c/lb)** | $0.82/lb - $1.43/lb (Real, based on production ranges between ~350kt Cu and ~600kt Cu) over reserve life |
| **Grade (% cu)[1]** | 0.97% of ore to mill on average 2023 - 2027<br>1.28% of ore to mill on average 2028 - 2036<br>0.82% of ore to mill on average over ~30 year reserve life |
| **Sustaining capex[2]** | $304m average per annum 2023 - 2032<br>$161m average per annum over ~30 year reserve life |
| **Tax rate** | Corporate Income 25%, Royalty 5%, VAT 10% |

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[1]Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20). Remains subject to study work for Panels 1 and 2 (which are required to support the ramp-up to 95kt per day) which is expected to be completed in the first half of 2023.Under OTFS20, the underground operation will continue to ramp up and will peak at over 90% of total annual copper produced from Oyu Tolgoi (at 95ktpd for 350 operating days per year). Open pit mining will continue in parallel with Hugo North Lift 1 to keep the Oyu Tolgoi concentrator operating at its design capacity. Following depletion of Lift 1, production from the Oyut open pit will be increased to meet mill capacity. See supporting statements on slide 2 | [2]Total operations (open pit and underground) including a portion classified as replacement capital. Includes lateral development subject to ongoing studies

33

37,720 (8,101) -20,000 -10,000 0 10,000 20,000 30,000 40,000 50,000 2021 underlying EBITDA Price Significant movements in iron ore prices impacting EBITDA ©2023, Rio Tinto, All Rights Reserved 34 (9,155) (733) 886 387 113 401 Iron ore Copper Aluminium Industrial minerals Diamonds Other, net Underlying EBITDA 2022 vs 2021 $m 1Iron ore includes Pilbara, portside trading and IOC | 2Aluminium includes alumina and bauxite 1 2

Improvement in volumes and mix driven by higher China portside sales and favourable value-added products ©2023, Rio Tinto, All Rights Reserved 35 37,720 27,773 801 606 (8,101) (1,169) (1,478) 2021 underlying EBITDA Price Exchange rates Energy Inflation Flexed 2021 underlying EBITDA Volumes & Mix Underlying EBITDA 2022 vs 2021 $m 524 364 57 (341) (31) (15) 48 Iron Ore Aluminium Iron & Titanium Gold Molybdenum Copper Other 1Iron ore includes Pilbara, portside trading and IOC | 2Aluminium includes alumina and bauxite 1 2

# Simplified earnings by Business Unit

| | Primary Metal Atlantic | Pacific Aluminium | Copper | Pilbara |
|---|---|---|---|---|
| **Sales volume** | **2,204kt** | **1,010kt** | **594kt[6]** | **277.6Mt[9]** |
| | | | | |
| Average benchmark price | $2,703/t | $2,703/t | 398c/lb[7] | $109.8/dmt[10] |
| Premiums, provisional pricing, by-product sales, product mix, other | $767/t[2] | $321/t[2] | 58c/lb | $(3.7)/dmt |
| **Revenue per unit** | **$3,470/t[3]** | **$3,024/t[3]** | **456c/lb** | **$106.1/dmt** |
| | | | | |
| Unit cost | $1,729/t[1,4] | $2,237/t[1,4] | 237c/lb[1,8] | $21.3/t[11] |
| Other costs per unit | $640/t[5] | $295/t[5] | (6)c/lb[5] | $18.3/t[12] |
| **Margin per unit** | **$1,101/t** | **$492/t** | **225c/lb** | **$66.5/t** |
| | | | | |
| **Total EBITDA ($m)** | **2,426** | **497** | **2,947** | **18,474** |

[1]Calculated using production volumes | [2]Includes Midwest premium duty paid, which was 57% of our volumes in 2022 and value added premiums which were 50% of the primary metal we sold | [3]Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price | [4]Includes costs before casting | [5]Includes net inventory movements to derive margin per unit on a sales basis | [6]Copper consolidated share, Kennecott and Oyu Tolgoi at 100%, Escondida at 30% | [7]Average LME | [8]C1 copper unit costs on a gross basis (excluding by-product credits) | [9]Consolidated basis | [10]Platts (FOB) index for 62% iron fines | [11]FOB basis, includes COVID-19 costs of $0.4/t | [12]Includes freight and royalties

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Iron Ore ©2023, Rio Tinto, All Rights Reserved 37 Financial metrics ($bn) 2022 2021 comparison 2023 guidance Segmental revenue 30.9 - 22% EBITDA 18.6 - 33% Margin (FOB)3 68% - 8pp Operating cash flow 14.0 - 27% Capex 2.9 - 26% Sustaining ~$1.54 Free cash flow 11.0 - 27% Underlying ROCE 62% - 38pp Average realised price1,3 ($/t) 106.1 - 26% Unit cost2,3 ($/t) 21.3 + 15% 21.0-22.5 Shipments3 (Mt, 100% basis) 2023 guidance 2022 2021 2020 2019 2018 Pilbara Blend 203.9 202.9 232.7 228.1 245.4 Robe Valley 25.5 25.2 30.3 27.4 32 Yandicoogina 56.9 56.9 57.7 57.1 57.4 SP10 35.4 36.6 9.9 14.8 3.4 Total 320-335 321.6 321.6 330.6 327.4 338.2 1Dry metric tonne, FOB basis | 2Unit costs are based on operating costs included in EBITDA and exclude royalties (State and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.69 for 2022 actuals and 0.70 for 2023 guidance. Excludes COVID-19 response costs of 0.4 per tonne (0.5 in 2021) | 3Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt | 4Subject to ongoing inflationary pressure

27,592 18,500 18,612 390 562 (8,801) (405) (276) (243) (207) 2021 underlying EBITDA Price Exchange rates Energy Inflation Flexed 2021 underlying EBITDA Volumes and Mix Cash costs Other 2022 underlying EBITDA Iron Ore Significant movement in price driving lower EBITDA ©2023, Rio Tinto, All Rights Reserved 38 Increased resourcing to support the ramp-up of Gudai-Darri including core maintenance crews, targeted investment in pit health and system reliability and price pressure on inputs Underlying EBITDA 2022 vs 2021 $m 1Other includes Non-cash costs and Exploration & Evaluation expense Higher sales volumes from our portside iron ore business in China Higher diesel prices $0.88/l compared to $0.49/l in 2021 Platts index for 62% iron fines (FOB) down 25% compared to 2021 US$ strengthened 8% against A$ Higher inflation in Australia 1

- Increase from 2021 primarily due to input price escalation and includes investment to support the ramp-up at Gudai-Darri and targeted investment in pit health and asset maintenance across the Pilbara - 2023 unit cost guidance range of $21.0 to $22.5/t excluding COVID-19 includes: - Ramp-up of Gudai-Darri - Continued focus on asset integrity and management of controllable cost base - Some volume benefits - A$:US$ exchange rate of 0.70 Investment in the Pilbara, with the backdrop of inflationary and market pressures on prices ©2023, Rio Tinto, All Rights Reserved 39 19.1 20.4 21.7 2.7 1.9 2023 Guidance (1.4) 20222021 Foreign exchange Inflation & Market driven 2021 FY rebased (0.1) Volumes 21.0 to 22.5 Investment (0.5) Other 0.5 COVID-19 costs 0.4 Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne

Aluminium ©2023, Rio Tinto, All Rights Reserved 40 Financial metrics ($bn) 2022 2021 comparison Segmental revenue 14.1 + 11% EBITDA 3.7 - 16% Margin (integrated operations) 29% - 9pp Operating cash flow 3.1 - 15% Capex (excl. EAUs) 1.4 + 6% Free cash flow 1.7 - 27% Underlying ROCE 10% - 6pp Aluminium realised price1 $3,330/t + 15% Average alumina price2 $362/t + 10% Canadian3 smelters – hot metal cash cost4 $1,678 + 22% Production (Mt, Rio Tinto share) 2023 guidance 2022 2021 2020 2019 2018 Bauxite 54-57 54.6 54.3 56.1 55.1 50.4 Alumina 7.7-8.0 7.5 7.9 8.0 7.7 8.0 Aluminium 3.1-3.3 3.0 3.2 3.2 3.2 3.2 1LME plus all-in premiums (product and market) | 2Platts Alumina PAX FOB Australia | 3Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat and Laterrière), as well as our share of the Becancour and Alouette smelters | 4The smelting unit cash cost refers to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium

# Aluminium
## Significant margin squeeze, particularly in second half

**Underlying EBITDA 2022 vs 2021**
$m



Higher LME prices in Aluminium (+9%) YoY. However, from H1 2022 to H2 2022, LME dropped 24%
US dollar strengthened 8% against A$ and 4% against C$
Favourable product premiums, particularly our billet products in addition to higher US market premiums achieved
2021 impacted by closure and environmental provisions at NZAS and Bell Bay
4,382
787
275
(226)
(462)
4,756
364
(1,270)
(329)
151
3,672
2021 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2021 underlying EBITDA
Volumes & Mix
Cash costs
One-offs
Other[1]
2022 underlying EBITDA
Higher coal and diesel prices impacting our Pacific assets
Higher inflation in most countries where we operate, significantly in Australia, Canada
Higher prices for raw materials, particularly caustic soda, coke and pitch
Impact of Kitimat strike

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[1]Other includes Non-cash costs and Exploration & Evaluation expense

41

# Composition of alumina and aluminium production costs

## Production cash costs

### Alumina refining



100%
FY 2021: 13% 14% 39% 34%
H1. 2021: 13% 12% 41% 34%
H2 2021: 14% 15% 37% 34%
FY 2022: 14% 23% 31% 32%
H1 2022: 13% 22% 32% 33%
H2 2022: 14% 24% 30% 32%
Energy
Caustic
Bauxite
Conversion

| Input Costs (Index price) | H1 2021 | H2 2021 | H1 2022 | H2 2022 | Inventory Flow[4] | FY22 Annual Cost Sensitivity |
|---|---|---|---|---|---|---|
| Caustic Soda[1] ($/t) | 274 | 535 | 675 | 595 | 3 – 4 months | $10m per $10/t |
| Natural Gas[2] ($/mmbtu) | 2.85 | 4.59 | 6.02 | 7.01 | 0 - 1 month | $4m per $0.10/GJ |
| Brent Oil[3] ($/bbl) | 64.6 | 76.3 | 105.9 | 93.8 | N/A | $2m per $10/barrel |

1. North East Asia FOB
2. Henry Hub
3. Brent
4. Based on quarterly standard costing (moving average)

### Aluminium smelting (hot metal)



100%
FY 2021: 41% 15% 21% 2% 21%
H1. 2021: 42% 14% 20% 2% 22%
H2 2021: 40% 16% 22% 2% 20%
FY 2022: 41% 21% 19% 2% 17%
H1 2022: 42% 19% 20% 2% 17%
H2 2022: 39% 23% 19% 2% 17%
Alumina
Carbon
Power
Materials
Conversion

| Input Costs (Index price) | H1 2021 | H2 2021 | H1 2022 | H2 2022 | Inventory Flow[8] | FY22 Annual Cost Sensitivity |
|---|---|---|---|---|---|---|
| Alumina[5] ($/t) | 288 | 369 | 395 | 328 | 1 - 2 months | $64m per $10/t |
| Petroleum Coke[6] ($/t) | 373 | 491 | 695 | 719 | 2 - 3 months | $11m per $10/t |
| Coal Tar Pitch[7] ($/t) | 748 | 818 | 1,103 | 1,476 | 1 - 2 months | $2m per $10/t |

5. LME Australia
6. US Gulf (FOB)
7. North America (FOB)
8. Based on quarterly standard costing (moving average)

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42

# Aluminium Value Chain
# 2022 Actuals


Mining
Refining[1]
Aluminium
Casting
RTA
Intersegment
3rd Party
Sales
Bauxite
54.6dmt
30%
Alumina
8.0mt
80%
Aluminium
3.0mt
100%
Casthouse
Prodn
70%
20%
50%
50%
Bauxite
38.0dmt
Alumina
2.0mt
VAP
Non-VAP

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[1]As the result of Queensland Alumina Limited's (QAL) activation of a step-in process following sanction measures by the Australian Government, we have taken on 100% of capacity for as long as the step-in continues. We are using Rusal's 20% share of capacity under the tolling arrangement with QAL. This additional output is excluded from our production results as QAL remains 80% owned by Rio Tinto and 20% owned by Rusal. The above values represent 100% of capacity

43

# Copper

| Financial metrics ($bn) | 2022 | 2021 comparison | 2023 guidance |
|---|---|---|---|
| Segmental revenue | 6.7 | - 14% | |
| EBITDA | 2.4 | - 40% | |
| Margin (product group operations) | 49% | - 10pp | |
| Operating cash flow | 1.4 | - 48% | |
| Capex | 1.6 | + 22% | |
| Free cash flow | (0.3) | - 120% | |
| Underlying ROCE[4] | 6% | - 8pp | |
| Copper realised price[1] | 403c/lb | - 5% | |
| Unit cost[3] | 163c/lb | + 99% | 160-180c/lb |

| Production (kt, Rio Tinto share) | 2023 guidance | 2022 | 2021 | 2020 | 2019 | 2018 |
|---|---|---|---|---|---|---|
| Mined copper | 650 to 710[2] | 521 | 494 | 528 | 577 | 608 |
| Refined copper | 180 to 210 | 209 | 202 | 155 | 260 | 275 |

[1]Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which negatively impacted revenues in 2022 by $175m (2021 positive impact of $246m) | [2]Oyu Tolgoi production for 2022 remains on a 33.52% Rio Tinto share basis. Subsequent to Rio Tinto's acquisition of Turquoise Hill Resources which completed on 16 December, 2023 mined copper guidance now includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [3] Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [4]Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed

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# Copper

## Anticipated decrease in gold sales at Oyu Tolgoi and raw materials inflation impacted EBITDA

**Underlying EBITDA 2022 vs 2021**
$m

Higher general inflation in US, Chile and Mongolia increasing employee costs and other cash costs

Higher cash unit costs as a result of lower copper and gold volumes

Gain on land swap at Kennecott in 2022


3,969
(658)
(4)
(158)
(202)
2,947
(329)
(312)
70
2,376
2021 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2021 underlying EBITDA
Volumes & Mix
Cash costs
Other[1]
2022 underlying EBITDA

Lower realised prices (-5%) to 403c/lb and negative impact of provisional pricing as result of decline in prices at end of December

Higher fuel and power prices across all operations

Lower volumes at Kennecott as a result of various operational challenges in 2022. Lower gold grades at OT as we move from phase 4b (higher grade) to phase 5 (lower grade) in the mine sequencing

RioTinto ©2023, Rio Tinto, All Rights Reserved

[1]Other includes Non-cash costs and Exploration & Evaluation expense

45

1Wet metric tonne | 2TZMI chloride slag assessment in December 2022, excludes UGS | 3Diavik only. On 17 November 2021, Rio Tinto’s interest in Diavik increased from 60% to 100%. Production and financials reflect this from 1 November 2021 | 4Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed Minerals ©2023, Rio Tinto, All Rights Reserved 46 Financial metrics ($bn) 2022 2021 comparison Segmental revenue 6.8 + 4% EBITDA 2.4 - 7% Margin (product group operations) 40% - 3 pp Operating cash flow 1.5 + 6% Capex 0.7 + 5% Free cash flow 0.8 + 7% Underlying ROCE4 22% + 1 pp IOC pellets price1 $190/t - 11% TiO2 slag price2 $940/t + 19% Production (Rio Tinto share) 2023 guidance 2022 2021 2020 2019 2018 IOC (Mt) 10.5-11.5 10.3 9.7 10.4 10.5 9.0 Borates – B2O3 content (kt) ~0.5Mt 532 488 480 520 512 Titanium dioxide slag (kt) 1.1-1.4Mt 1,200 1,014 1,120 1,206 1,116 Diamonds3 (kt) 3.0-3.8Mt 4,651 3,847 3,731 4,031 4,358

Minerals Resilient portfolio despite inflationary pressures ©2023, Rio Tinto, All Rights Reserved 47 Underlying EBITDA 2022 vs 2021 $m 2,603 2,428 2,419 113 108 88 (116) (280) (5) (92) 2021 underlying EBITDA Price Exchange rates Energy Inflation Flexed 2021 underlying EBITDA Volumes and Mix Cash costs Other* 2022 underlying EBITDA Higher slag, borates and diamonds prices (+$615m) partly offset by lower iron ore prices in IOC (-$502m) Driven by higher input costs at RTFT and operating challenges from COVID and lower grades at Diavik 1Other includes Non-cash costs and Exploration & Evaluation expense Impact of Diavik acquisition offsetting E&E spend from Rincon US dollar strengthened 4% against Canadian dollar Higher fuel costs (impacting IOC, Borates, Diavik) and natural gas prices (impacting RTIT and Borates) Higher inflationary pressures across all operations 1

Impacts of inflation on closure liabilities – accounting treatment ©2023, Rio Tinto, All Rights Reserved 48 – At 30 June and 31 December, we reflect the latest view of closure cost obligations in current year real terms, by adjusting the existing estimate for current year inflation – Inflation expectations have risen significantly in 2022. Assumptions and outcomes across the Group's most significant regions have averaged around 2% in recent years but increased throughout 2022. The table below shows our inflation assumptions at each balance sheet date. The long-term discount rate in USD real-terms of 1.5% remains unchanged 02 Charged to profit - increase in existing and new provisions charged to operating costs for fully impaired / closed sites and clean-up provisions Jan inflation assumption1 Jun inflation assumption1 Dec inflation assumption1% % % Australia 5.5 12.4 16.4 USA 5.2 12.9 13.6 Canada 6.6 13.6 12.2 The effect of inflation is recorded within three separate line items in the table of provisions depending on nature of the adjustment and underlying cash flows as follows: 01 Adjustments to mining properties - increase in existing and new provisions (for sites currently operating) 03 Amortisation of discount comprises country specific inflation plus a long-term discount rate in USD real-terms of 1.5% 1Source: Oxford Economics, local rates of inflation based on Producer Price Inflation (PPI) indices

# Impacts of inflation on closure liabilities - disclosure

| Closure liabilities roll forward (US$m) | H1 | H2 | FY22 | PY21 |
|---|---|---|---|---|
| At 1 January | 14,542 | | **14,542** | 13,335 |
| At 30 June | | 14,835 | | |
| Adjustment on currency translation | (514) | (185) | **(699)** | (483) |
| Increases to existing and new provisions | 345 | 175 | **520** | 518 |
| **Charged/(credited) to profit**: | | | | |
| – increases to existing and new provisions | 206 | 335 | **541** | 1,475 |
| – unused amounts reversed | (18) | (54) | **(72)** | (192) |
| – exchange losses on provisions | 24 | (7) | **17** | 23 |
| – amortisation of discount | 503 | 1,014 | **1,517** | 415 |
| **Utilised in year** | (256) | (353) | **(609)** | (541) |
| **Transfers and other movements** | 3 | (1) | **2** | (8) |
| At 30 June | 14,835 | | | |
| At 31 December | | 15,759 | **15,759** | 14,542 |

Weaker Australia dollar, Canadian dollar and South African Rand against the US dollar in 2022.

**H1 2022**
Includes adjustment to mining properties **for operating assets** as a result of changes in forecast cash flows due to change in outlook on inflation between **1 Jan and 30 June 2022**.

Capitalised to PP&E and depreciated over life of mine

**H2 2022**
Includes adjustment to mining properties **for operating assets** as a result of changes in forecast cash flows including a change in outlook on inflation between **30 June and 31 December 2022**.

Capitalised to PP&E and depreciated over life of mine

**H1 2022**
Includes adjustment to mining properties **for closed sites** as a result of changes in forecast cash flows due to change in outlook on inflation between **1 Jan and 30 June 2022**.

$43m **excluded** from underlying earnings **for legacy sites** that were closed prior to their acquisition by Rio Tinto.

**H2 2022**
Includes adjustment to mining properties **for closed sites** as a result of changes in forecast cash flows including a change in outlook on inflation between **30 June and 31 December 2022**.

$137m **excluded** from underling earnings **for legacy sites** that were closed prior to their acquisition by Rio Tinto.

**H1 2022**
Amortisation of discount based on opening inflation assumptions at **January** for 2022.

**H2 2022**
Amortisation of discount based on annual inflation assumptions at **June**.

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49

# Cash flow reconciliation

| 2022 Cash Flow (US$m) | Statutory cash flow | *Reconciling items* | Underlying cash flow |
|---|---|---|---|
| Profit after tax for the year/Underlying EBITDA | 13,076 | | 26,272 |
| Adjustments for: | | | |
| – Taxation | 5,586 | | |
| – Finance items | 1,846 | | |
| – Share of profit after tax of equity accounted units | (777) | *(1,111)*[1] | (1,888) |
| – Impairment of investments in equity accounted units after tax | 202 | *(202)*[2] | - |
| – Loss on disposal of interest in subsidiary | 105 | *(105)*[2] | - |
| – Impairment reversals | (150) | *150*[2] | - |
| – Depreciation and amortisation | 5,010 | | |
| – Provisions (including exchange differences on provisions) | 1,006 | *(180)*[2] | 826 |
| Utilisation of provisions | (1,039) | | (1,039) |
| Change in working capital | (465) | | (465) |
| Other items | (1,242) | *693* | (548) |
| **Cash flows from consolidated operations** | **23,158** | | |
| Dividends from EAUs | 879 | | 879 |
| Net interest paid | (573) | | (573) |
| Dividends paid to non-controlling interests | (421) | | (421) |
| Tax paid | (6,909) | | (6,909) |
| **Net cash generated from operating activities** | **16,134** | | |
| Purchases of PPE | | | (6,750) |
| Lease principal payments | | | (374) |
| **Free cash flow** | | | **9,010** |

| Utilisation of provisions | |
|---|---|
| Close down and restoration | (609) |
| Post-retirement benefits and other employee benefits | (254) |
| Other provisions | (176) |
| | **(1,039)** |

| Change in working capital | |
|---|---|
| Inventories | (1,185) |
| Trade and other receivables | 20 |
| Trade and other payables | 700 |
| | **(465)** |

**Other items**

| | Statutory | *Reconciling items* | Underlying |
|---|---|---|---|
| Gain on sale of Cortez | (432) | *432*[2] | - |
| Change in non-debt derivatives[3] | (551) | *6*[2] | (545) |
| Depreciation transferred | (157) | *157*[4] | - |
| Other items[2,4] | (102) | *99* | (3) |
| | **(1,242)** | **693** | **(548)** |

[1]Relates to Finance items, tax, depreciation & amortisation of EAUs which is not included in Underlying EBITDA | [2]Relates to exclusions not included in Underlying EBITDA | [3]Includes $0.4bn of cash losses from currency hedges on our external dividends | [4]Part of the reconciling items include depreciation in E&E expenditure and depreciation transferred not recognised in underlying cashflows

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# Income Statement: exclusions

| | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|
| | Per Annual Report | Exclusions | Underlying | Per Annual Report | Exclusions | Underlying |
| **Consolidated sales revenue** | 55,554 | | 55,554 | 63,495 | | 63,495 |
| Net operating costs (excluding items disclosed separately) | (34,770) | (374) | (35,144) | (32,690) | 811 | (31,879) |
| Impairment reversals/(charges net of reversals) | 150 | (150) | — | (269) | 269 | —3 |
| Loss on disposal of interest in subsidiary | (105) | 105 | — | — | | — |
| Exploration and evaluation expenditure (net of profit relating to interests in undeveloped projects) | (896) | | (896) | (719) | | (719) |
| **Operating profit** | **19,933** | **(419)** | **19,514** | **29,817** | **1,080** | **30,897** |
| Share of profit after tax of equity accounted units | 777 | | 777 | 1,042 | | 1,042 |
| Impairment of investments in equity accounted units | (202) | 202 | — | — | | — |
| **Profit before finance items and taxation** | **20,508** | **(217)** | **20,290** | **30,859** | **1,080** | **31,939** |
| Net exchange gains/(losses) on external and intragroup net (debt)/cash balances | 253 | (253) | — | 802 | (802) | — |
| Net losses on derivatives not qualifying for hedge accounting | (424) | | (424) | (231) | | (231) |
| Finance income | 179 | | 179 | 64 | | 64 |
| Finance costs | (335) | 421 | 86 | (243) | 230 | (13) |
| Amortisation of discount on provisions | (1,519) | | (1,519) | (418) | | (418) |
| **Finance items** | **(1,846)** | **168** | **(1,678)** | **(26)** | **(572)** | **(598)** |
| **Profit before taxation** | **18,662** | **(49)** | **18,613** | **30,833** | **508** | **31,341** |
| Taxation | (5,586) | 902 | (4,684) | (8,258) | (224) | (8,482) |
| **Profit after tax for the year** | **13,076** | **853** | **13,929** | **22,575** | **284** | **22,859** |
| – attributable to owners of Rio Tinto (net earnings) | 12,420 | 855 | 13,275 | 21,094 | 286 | 21,380 |
| – attributable to non-controlling interests | 656 | (2) | 654 | 1,481 | (2) | 1,479 |

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Modelling EBITDA ©2023, Rio Tinto, All Rights Reserved 52 Average published price/ exchange rate for FY 2022 US$m impact on full year 2022 underlying EBITDA of a 10% change in prices/exchange rates Aluminium - US$ per tonne 2,703 1,076 Copper - US cents per pound 398 505 Gold - US$ per troy ounce 1,800 68 Iron ore realised price (FOB basis) - US$ per dry metric tonne 106.1 2,608 Australian dollar against the US dollar 0.69 629 Canadian dollar against the US dollar 0.77 339 Oil (Brent) - US per barrel 100 220 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital Underlying EBITDA sensitivity

0 500 1,000 1,500 2,000 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 + External borrowings Leases – At 31 December, average outstanding debt maturity of corporate bonds ~15 years (~11 years for Group debt) – OT Project Finance re-scheduling has extended the average outstanding debt maturity for Group debt to ~12 years – Under the OT Project finance, the lenders have agreed to a deferral of the principal repayments by three years to June 2026 and to an extension of the final maturity date by five years from 2030 to 2035 – No corporate bond maturities until 2024 – Liquidity remains strong under stress tests – $7.5bn back-stop Revolving Credit Facility matures in November 2027. It has an additional one-year extension option Debt maturity profile1 On 16 February 2023, the $3.9bn Oyu Tolgoi Project Finance facility was re-scheduled and principal repayments deferred ©2023, Rio Tinto, All Rights Reserved 53 $m 1Numbers based on December 2022 accounting value. The debt maturity profile shows $1.2bn of capitalised leases under IFRS 16, numbers include an adjustment to reflect that in February 2023 the Oyu Tolgoi project financing was re-scheduled and principal re-payments deferred. 0 500 1,000 1,500 2,000 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 + External borrowings Leases $m 31 December 2022 22 February 2023 (post OT re-scheduling)

Guidance ©2023, Rio Tinto, All Rights Reserved 54

Balancing near-term returns to shareholders ©2023, Rio Tinto, All Rights Reserved 55 Further cash returns to shareholders Compelling growth Debt management Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of3

Disciplined investing for growth and decarbonisation ©2023, Rio Tinto, All Rights Reserved 56 5.4 6.2 6.8 2018A 2019A 2020A 2021A 2022A 2023F 2024F 2025F Growth Other replacement Pilbara replacement Decarbonise our assets Sustaining ~9.0-10.0 7.4 ~9.0-10.0 5.5 ~8.0 Capital expenditure profile (Rio Tinto share) $bn Depreciation 1M&A is in addition to growth capex | 2Estimated investment as of 31 December 2022 (Rio Tinto share of capital investment) – In 2023, we expect our share of capital investment to be around $8.0bn (previously $8.0 to $9.0bn), including growth capital1 of around $2.0bn, depending on the ramp-up of spend at Simandou – Ambition to grow and decarbonise reflected in 2024-25 capex of ~$9-10bn including up to $3bn in growth investment, depending on opportunities – Direct decarbonisation investment of ~$7.5bn2 to 2030, predominantly in second half of decade. Long term contracts and opex in addition – Average annual sustaining capital of ~$3.5bn – Replacement capital remains $2-3bn per year

# Ambition to invest up to $3 billion in growth per year

## Rio Tinto share of growth capital

Represents the Group's economic investment in key growth projects through 2023-2025

Introduced to better represent our share of investment for capital projects which are jointly funded with other shareholders (e.g. Simandou) – better reflecting our approach to capital allocation


~45%
~15%
~40%

### Committed capex



Oyu Tolgoi

### Advanced projects



Simandou

### Studies progressing towards approval in period



Rincon and other lithium



Resolution Copper



Kennecott underground



AP60 expansion

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# Group level financial guidance

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| **CAPEX** | | | |
| Total Group | ~$8.0bn | ~$9.0 – 10.0bn | ~$9.0 – 10.0bn |
| Group Sustaining Capex | ~$3.5bn | ~$3.5bn | ~$3.5bn |
| Pilbara Sustaining Capex | ~$1.5bn[1,2] | ~$1.5bn[2] | ~$1.5bn[2] |

- $1.5bn to decarbonise our assets over next three years
- Total decarbonisation investment of ~$7.5bn[1] in this decade, predominantly in second half
- Ambition to grow and decarbonise reflected in 2023-24 capex of $9-10bn including up to $3bn in growth spending, depending on opportunities
- Replacement spending $2-3bn per year

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| **Effective tax rate** | ~30% | | |
| **Returns** | Total returns of 40 – 60% of underlying earnings through the cycle | | |

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[1]Subject to ongoing inflationary pressure | [2]Pilbara sustaining capex included within Group sustaining

58

# Product group level guidance

| | 2023 Production Guidance |
|---|---|
| **Pilbara iron ore shipments** | 320 – 335Mt[1] (100% basis) |
| **Copper** | |
| Mined Copper | 650 – 710kt[2] |
| Refined Copper | 180 – 210kt |
| **Aluminium** | |
| Bauxite | 54 – 57Mt |
| Alumina | 7.7 – 8.0Mt |
| Aluminium | 3.1 – 3.3Mt |
| **Minerals** | |
| $TiO_2$ | 1.1 – 1.4Mt |
| IOC pellets and concentrate[3] | 10.5 – 11.5Mt |
| $B_2O_3$ | ~0.5Mt |
| Diamonds | 3.0 – 3.8m carats |

| | 2023 Unit cost guidance[4] |
|---|---|
| **Pilbara Iron ore ($/tonne)** | $21.0 – $22.5 |
| **Copper C1 (US cents/lb)** | 160 – 180 |

[1]Pilbara shipments guidance remains subject to weather, market conditions, progressing the rump-up from new mines and management of cultural heritage
[2]Oyu Tolgoi production for 2022 remains on a 33.52% Rio Tinto share basis. Subsequent to Rio Tinto's acquisition of Turquoise Hill Resources which completed on 16 December, 2023 mined copper guidance now includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [3]Iron Ore Company of Canada | [4]FY23 guidance is based on A$:US$ exchange rate of 0.70 and excludes COVID-19 response costs

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Application of the returns policy ©2023, Rio Tinto, All Rights Reserved 60 Capital return considerations Comments Results for FY 2022 – Operating cash flow of $16.1bn – FCF of $9.0bn1 – Underlying earnings down 38% to $13.3bn Long-term growth prospects – Focused on Oyu Tolgoi – Investing in replacing high quality assets in Pilbara and Kennecott – Ongoing exploration and evaluation programme Balance sheet strength – Strong balance sheet with net debt of $4.2bn 40-60 per cent of underlying earnings through the cycle – Full year pay-out of 60% based on (i) Strong financial performance in 2022 (ii) strong balance sheet (iii) outlook Balanced between growth and shareholder returns – Defined growth pipeline and a strong balance sheet providing capacity for shareholder return – Our priority is to generate long-term value by consistently implementing our strategic objectives – through the cycle. We continue to maintain our capital discipline in times of macro-economic challenge and uncertainty. We have made additional returns in times of surplus cash flow and lower capital needs and we will continue to pay attractive dividends to our shareholders in line with our pay-out policy Outlook – The economic outlook is moderating with China reopening and pivot to pro-growth although volatility still expected in Q1, inflationary pressures are alleviating going into 2023 with easing pressure on supply chains and lower gas prices, although direct flow through to the cost base will take time 1Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E

Safe Production System and Decarbonisation ©2023, Rio Tinto, All Rights Reserved 61

Safe Production System (SPS) ©2023, Rio Tinto, All Rights Reserved 62 Best operator Building a lasting competitive advantage with our people. We want to empower them to safely run assets that are in control, capable and performing better than any of our competitors. Care Courage Curiosity Strong, stable assets Front line customer- focused support Effective, simple processes Great people

# Site-by-site progression: 30 deployments in 16 sites (end of December 2022)



Iron Ore sites deployed
Tom Price
Brockman 4
Yandi
West Angelas
Rail
Marandoo
Hope Downs
Aluminium sites deployed
Amrun
Grand Baie
Arvida
Laterriere
Kitimat
Bell Bay
Yarwun
Copper/ Minerals sites deployed
Kennecott
Iron Ore Company Canada
Major process deployment
Planning
Launched
Maturing
Embedded

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Processing accounts for the majority of our carbon footprint - Our scope 1 and 2 emissions ©2023, Rio Tinto, All Rights Reserved 64 2022 equity basis 1Our Iron Ore product group is primarily our operations in the Pilbara and includes some salt production. Our Minerals Product Group includes the Iron Ore Company of Canada (IOC) | Our 2022 equity emissions does not include the additional equity share of the Oyu Tolgoi mine that was purchased in mid-December 2022 | 2Other includes PFCs and land-based emissions. Note the sum of the categories may be slightly different to the total due to rounding Aluminium Shipping & corporate functions Bauxite & Alumina Minerals Iron Ore Copper 48% 21% 13% 2% 10% 5% % of total 30.3 Mt CO2e

Pursuing an abatement pathway to reach our 2030 target ©2023, Rio Tinto, All Rights Reserved 65 Mt CO2e emissions by major abatement programmes – equity share

# Value-accretive decarbonization at a modest carbon price

## Renewables

Pilbara: Phase 1 – solar plus on-grid battery storage



**Value accretive at ~$40/t carbon price**

- 230MW solar plus 200MWh of on-grid battery storage solutions delivered 2023-26
- Capex $0.6bn
- Builds on 34MW already installed at Gudai-Darri. Long lead investment approved for 100MW - Pilbara Coastal Solar
- 6PJ of annual gas displacement by end 2026, delivering gas savings of ~$55m pa at current prices
- Abatement reduction of ~300kt pa $CO_2$e emissions, upside based on tracking rather than fixed assembly for some assets

## Alumina process heat

QAL double digestion[1]


Digester Vessels x 5
Flash Tk
Condenser
Heater
Control Panel /HMI
HT 7

**Value accretive at zero carbon price**

- Energy efficient digestion process
- Capex $0.3bn
- ~$80m pa opex cost saving by reducing bauxite, raw material and energy costs
- Abatement reduction of ~350kt $CO_2$e emissions
- 2023 pilot plant; replication opportunity at Yarwun

RioTinto ©2023, Rio Tinto, All Rights Reserved [1]All QAL double digestion metrics on 100% basis. 66

Supply chain emissions: scope 3 (equity basis) ©2023, Rio Tinto, All Rights Reserved 67

# Decarbonisation abatement programmes

| Programme | Description & Key Sites | Funding mechanism | Example project - Economics |
|---|---|---|---|
| **Pacific Operations Repower** | **Renewables: smelters**<br>Boyne \| Tomago | – Long-term market contracts<br>– Government partnerships | – Commercial solutions achieved through government partnerships and long-term contracts<br>– Assets will need to remain competitive |
| **Renewables** | **Solar & wind renewables**<br>Pilbara \| Weipa<br>QMM \| Kennecott \| RBM | – Capital - Build own operate<br>– Long-term market contracts | – Phase 1 – 230MW solar + 200MWh of on-grid battery storage is value accretive at a carbon price of <$40/t driven by $55m reduction in gas displacement costs at current prices |
| **Diesel** | **HME & Diesel switching**<br>Ph I: Bio-fuels<br>Ph II: Fleet electrification<br>Pilbara \| IOC | – Capital:<br>– Land acquisitions (non-edible feedstock)<br>– HME | – Bio-fuels: comparable cost to diesel[1] & de-risking of technical risk in fleet electrification<br>– Diesel cost savings post fleet electrification |
| **Alumina process heat** | **Electrification of boilers**<br>**Process & energy efficiency**<br>**$H_2$ calcination – replacement**<br>Vaudreuil \| QAL \| Yarwun | – R&D<br>– Capital | – QAL double digestion is value accretive at zero carbon price driven by reducing bauxite, raw material and energy costs<br>– A subset of projects are value accretive at a carbon price of $50/t to 100/t |
| **Mineral processing** | **New technologies**<br>**Electrification of boilers**<br>IOC \| RTIT \| Borates | – R&D<br>– Capital<br>– Government / industry partnerships | – IOC steam plant fuel reduction - 40MW electric boiler conversion is value accretive at a zero carbon price<br>– Technology and economics remain progressing on a number projects<br>– The electrification of the boilers will require new commercial renewable energy contracts as well as capital |
| **Aluminium anodes** | **ELYSIS™ technology**<br>All smelters | – R&D<br>– Capital | – Commercial scale technology from 2024<br>– Value generation through scale-up later |
| **Nature-based Solutions** | **High quality offsets**<br>8 large scale sites | – Capital land acquisitions<br>– Operating costs | – Development costs of high-quality projects on or near our assets are currently estimated at $20-50/t $CO_2$e, the range reflects varying project types and landscapes |

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[1]At our Boron site due to Californian subsidies.

68

# Rio Tinto Energy Development is dedicated to developing and partnering for renewables


Isal
Kitimat
IOC &
Saguenay
Kennecott &
Resolution
Boron
Oyu
Tolgoi
Sohar
Australian
Bauxite
Pilbara
Rincon
RBM
Pacific
Aluminium
Existing renewable energy supply
GW
7GW
New Development
Rio Tinto renewable projects
GW
1GW
Grid partnered renewable projects
GW
7.5GW
Advantaged regions for renewables

45 energy industry professionals recruited to focus solely on delivering new renewable supply to Rio Tinto's operations

Globally resourced team ensures industry best practice is delivered across all our sites

No one size fits all approach – optimize for security, LCOE, capex, ROCE, NPV

Partnerships and PPAs common in our major grids (e.g. Pacific Australia), direct investment preferred for our integrated production systems (e.g. Pilbara, Saguenay)

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Note: Majority existing renewables are hydro powered, new development is wind and solar with lower capacity factors
69

Technical and innovation ©2023, Rio Tinto, All Rights Reserved 70

# Our portfolio: Partnering to deliver value via technical breakthroughs

**Working across the full breadth of Rio Tinto's commodities and assets**



### Jadar Process Development
De-risking process development for Jadar lithium/borate deposit; including waste / residue



### Rincon
Rapid support to process development and implementation



### Nuton™
Primary copper sulphide heap leaching process development



### RIMs and KIMs[1]
Unique micro-analytical capability; ongoing development of orebody discovery techniques



### Closure
Process development input for closure-related activities including water treatment options; regulator interactions



### Steel Decarbonisation
Technical development in use of biomass and hydrogen as reductants; dry processing alternatives


or
ccp
qz
cct
qz

### Winu
Disciplined process development that builds on OBK[1] insights



### RTX[1]: Opportunity Generation
Early warning metallurgy and process route options

RioTinto ©2023, Rio Tinto, All Rights Reserved

[1]RIMs: Resistate Indicator Minerals; KIMs: Kimberlitic Indicator Minerals; OBK: Ore Body Knowledge; RTX: Rio Tinto Exploration

71

Green steel pathways: range of potential technology options available ©2023, Rio Tinto, All Rights Reserved 72 2020 2040 2060 Estimated time to Commercial Scale1 BF-BOF Optimisation Nat Gas DRI/HBI Shaft H2 DRI/HBI Fluidised Bed H2 DRI + Melter H2 DRI/HBI Shaft Biomass (BioIronTM) Electrolysis Today 1-20 years 10-20 years 5-10 years 5-20 years 10-20 years 20-40 years BF + CCUS Scrap-EAF 10-20 years Today CO2e (/tLS) (using renewable power) Ore Suitability 0 1.20.4 0.8 1.6 2.0 2.4 56 6258 60 64 66 68 70 Chemical Current Optimised Likely requires ultra-premium quality Not applicable – uses recycled steel 1BF: Blast Furnace, BOF: Basic Oxygen Furnace, DRI: Direct Reduced Iron, HBI: Hot Briquetted Iron, CCUS: Carbon capture, utilisation and storage , EAF: Electric Arc Furnace, tLS: Tonnes of liquid steel

# Supporting our customers - steel decarbonisation

| 1 Blast Furnace Optimisation | 2 Pilbara Beneficiation | 3 BioIron™ | 4 $H_2$ DRI + Melter | 5 High-Grade DRI | 6 Iron Ore Portfolio |
|---|---|---|---|---|---|
| **Optimising current technology** | **Upgrading our Pilbara ores** | **Ironmaking with Pilbara ores Pathway 1** | **Ironmaking with Pilbara ores Pathway 2** | **Entry to high-grade green iron market** | **Bringing high-grade ore to the market** |
| Multiple collaborations with customers | Finding optimal stage(s) along the steelmaking value chain to remove impurities | Developing an alternative steelmaking route to $H_2$ DRI | Developing $H_2$ DRI with melter for Pilbara ores | Entering $H_2$ HBI market and demonstrate new tech using RT ores | e.g. Simandou |

## Key Partnerships

SALZGITTER AG, Metso:Outotec, NIPPON STEEL, KOBELCO, MACQUARIE University, Imperial College London, BlueScope, 清華大学 Tsinghua University

Materials Processing Institute, posco, BAOWU, SEDGMAN ONYX, University of Nottingham, Australian National University, CHINALCO, 首钢集团 SHOUGANG GROUP

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73

# BioIron™ - green alternative pathway for iron & steelmaking

## Simple Raw Material Preparation

**1** **Fine Iron Ore, Fluxes and Biomass are blended together...**



**2** **...and compacted into Green Briquettes**



## Ironmaking[1]



Air used to combust volatiles
Low-carbon Electricity
Stage where oxygen is removed
Carbon containing DRI
PROCESS GASES
Pre-heat / Pre-reduction Zone
Microwave Furnace
Electric Melter

**5** **Gangue removal in an Electric Melter**



Slag
Hot Metal

**3** **Combusts volatiles and pre-heats the briquettes to >600°C ahead of microwave section**



**4** **The microwave energy turns the pre-reduced ore into carbon-containing metallic iron[2]**





**6** **Pig Iron Product**

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©2023, Rio Tinto, All Rights Reserved

[1]Powered by renewable energy sources | [2]Higher productivity compared to gas combustion | DRI: Direct Reduced Iron

74

H2 DRI + Melter - Processing Pilbara ores with hydrogen ©2023, Rio Tinto, All Rights Reserved 75 Transition to carbon-neutral: the industry is shifting from BF-BOF1 to H2 DR-EAF1 steelmaking BF-BOF1 DR-EAF1 0 200 400 600 800 1000 1200 1400 <58% 58%-62% 62%-65% 65% -6 7% >6 7% Cumulative production (mt) Seaborne Iron Ore Product by Grade Fe % Partnership with BlueScope explores adding an Electric Melter into the process Step 2: Steelmaking 1BF: Blast Furnace, BOF: Basic Oxygen Furnace, DR: Direct reduction, HBI: Hot Briquetted iron, EAF: Electric Arc Furnace Pellets DR Shaft BOF EAFor+ Electric Melter DR Fluid Bed or Fines or Adding an Electric Melter to remove gangue enables the use of ore typically used in the blast furnace Step 1: IronmakingOre Pellets DR Shaft EAF Current DR-EAF technology requires higher-grade feeds D R -M el te r- B O F/ EA F D R -E AF

# Nuton™ is seen as a key growth lever for Rio Tinto and an enabler for low-carbon copper

**Nuton's potential**

- Worldwide demand for copper is growing rapidly (i.e., transition to a low-carbon economy)
- Increasingly stringent requirements from external stakeholders concerning ESG issues (e.g. carbon footprint in copper production)

**Nuton has the potential to deliver leading ESG performance**

**Carbon intensity** ($CO_2$/t)



-92%
5.20
0.70
0.40
Global avg.
Recycled Cu
Nuton

Reduced $CO_2$ emissions ($CO_2$/t)

Efficient water consumption

Ability to restore and reclaim mine sites by reprocessing mine waste

**Current Progress**

- In development for +25 years, with first leaching tests taking place at Bundoora in 1996
- Launched Nuton as a corporate start-up 12 months ago
- 3 partnerships announced in 2022
- +10 ongoing collaborative viability studies

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NutonTM offers exceptional recovery performance ©2023, Rio Tinto, All Rights Reserved 77 Nuton extracts up to >80% of copper from primary copper sulphides compared to 25-35% in tradition heap leach process Nuton modelling capabilities reduce requirement for extensive test programs % O re e xt ra ct io n Conventional heap leach chemistry 25-35% 100 90 80 70 60 50 40 30 20 10 0 Nuton >80% * Percentage extractions are from primary copper mineralogy 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 50 100 150 200 250 300 350 % C op pe r E xt ra ct io n Time (days) Modelled copper extraction Actual Margin of error

Building a pipeline of opportunities ©2023, Rio Tinto, All Rights Reserved 78 GreenfieldBrownfieldHistoric Mine Los Azules, San Juan-Argentina (McEwen Copper) Yerington, Nevada-US (Lion Copper Gold) Cactus, Arizona-US (Arizona Sonoran Copper Company) – Option to earn in – Stage 1 work in progress – 7.4% interest in Arizona Sonoran Copper Company – Nuton collaboration work program underway – 9.8% interest in McEwen Copper – Nuton collaboration work program underway

# Common acronyms

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **AHS** | Automous Haulage System | **EC** | European Commission | **Mtpa** | Million tonnes per annum | **RTFT** | Rio Tinto Fer et Titane |
| **AIFR** | All Injury Frequency Rate | **EMEA** | Europe, Middle East and Africa | **MACC** | Marginal Abatement Cost Curve | **RTIO** | Rio Tinto Iron Ore |
| **Al** | Aluminium | **ESG** | Environmental, Social, and Governance | **MW** | Megawatt | **RTX** | Rio Tinto Exploration |
| **$AL_2O_3$** | Aluminium oxide | **EU** | European Union | **MWh** | Megawatt hour | **SPS** | Safe Production System |
| **ARDC** | Arvida Research and Development Centre | **Fe** | Iron | **NbS** | Nature-based Solutions | **S&P** | Standard & Poor's |
| **ASX** | Australian Stock Exchange | **FOB** | Free On Board | **NPV** | Net present value | **T** | Tonne |
| **ATS** | Aluminium Technology Solutions | **FS** | Feasibility Study | **O&M** | Operation & Maintenance | **t/ha** | Tonnes per hectare |
| **$B_2O_3$** | Boric oxide | **GHG** | Greenhouse gas | **OT** | Oyu Tolgoi | **tLS** | Tonnes of liquid steel |
| **Bn** | Billion | **GFC** | Global Financial Crisis | **Pa** | Per annum | **$tCO_2e$** | Tonne of carbon dioxide equivalent |
| **BF** | Blast furnace | **Gt** | Giga tonnes | **PJ** | Petajoule | **$TiO_2$** | Titanium dioxide |
| **BOF** | Blast Oxygen Furnace | **GW** | Gigawatt | **PPA** | Power Purchasing Agreement | **tpa** | Tonnes per annum |
| **BSL** | Boyne Smelter Limited | **$H_2$** | Hydrogen | **PP&E** | Plant. Property & Equipment | **TWh** | Terawatt hour |
| **CAGR** | Compound annual growth rate | **HBI** | Hot briquetted iron | **QAL** | Queensland Alumina Limited | **UB** | Ulaanbaatar |
| **CCGT** | Combined Cycle Gas Turbine | **HG** | High grade ore | **QMM** | QIT Madagascar Minerals | **USD** | United States dollar |
| **CCUS** | Carbon capture, utilisation and storage | **HME** | Heavy Mining Equipment | **R&D** | Research and development | **VAP** | Value-added product |
| **CCS** | Carbon Capture and Storage | **IEA** | International Energy Agency | **RBM** | Richards Bay Minerals | WA | Western Australia |
| **$CO_2$** | Carbon dioxide | **IOC** | Iron Ore Company of Canada | **RE** | Renewable Energy | **WTS** | Western Turner Syncline |
| **$CO_2e$** | Carbon dioxide equivalent | **IRR** | Internal rate of return | **RRF** | Recovery and Resilience Facility | **YoY** | Year on Year |
| **Cu** | Copper | **JV** | Joint Venture | **ROCE** | Return on capital employed | **YTD** | Year to date |
| **DRI** | Direct Reduction Iron | **LCE** | Lithium Carbonate Equivalent | **RT** | Rio Tinto | | |
| **EAF** | Electric Arc Furnace | **LCOE** | Levelised Cost of Energy | **RTE** | Round trip efficiency | | |
| **EBITDA** | Earnings Before Interest, Taxes, Depreciation and Amortisation | **M** | Millions | | | | |
| | | **Mt** | Million tonnes | | | | |

# Definitions

**Calculated abatement carbon price**

The levelised marginal cost of abatement at a zero carbon price

**Calculation:**
Discounted sum of all abatement costs over time at a zero carbon price /
Discounted sum of all abated emissions over time

*Discounted at the hurdle rate RT uses for all investment decisions*

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